UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Kana Software, Inc.
                               -------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    483600300
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                                               Page 2 of 5 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PEQUOT CAPITAL MANAGEMENT, INC.
                  06-1524885

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.   [   ]
                                        b.   [   ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CONNECTICUT

                            5             Sole Voting Power
Number of                                          1,962,900
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,962,900
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,962,900

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.8%

12       Type of Reporting Person (See Instructions)

                                    IA, CO

                                                               Page 3 of 5 Pages


Item     1(a)     Name of Issuer: Kana Software, Inc.  (the "Issuer").

         1(b)     Address of the Issuer's Principal Executive Offices:
                  181 Constitution Drive, Menlo Park, California  94025

Item     2(a) - (c)        Name, Principal Business Address, and Citizenship of
                           Person Filing:
                           Pequot Capital Management, Inc.
                           500 Nyala Farm Road, Westport, CT, 06880 which is a Connecticut corporation.

         2(d) Title of Class of Securities: Common Stock, $0.001 par value

         2(e) CUSIP Number: 483600300

Item 3. This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E). Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item     4.       Ownership:

                  Ownership as of December 31, 2007 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

Item     5.       Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

                  The  Reporting  Person is  submitting  this amended  report on
                  Schedule 13G to correct its prior submission on Schedule 13G on February 13, 2008. The Reporting Person's prior submission reported beneficial ownership by the Reporting Person of 5.3% of the Issuer's outstanding common stock, based on the most recent outstanding share number available in the Issuer's public filings. As of the date of this amendment, the Reporting Person has confirmed with the Issuer that based on a more recent outstanding share number as of December 31, 2007, the Reporting Person's beneficial ownership of common stock of the Issuer does not exceed five percent of the class of securities.

Item     6.       Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable.

Item     8.       Identification and Classification of Members of the Group:

                  Not applicable.

                                                               Page 4 of 5 Pages


Item     9.       Notice of Dissolution of Group:

                  Not applicable.

Item     10.      Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008          PEQUOT CAPITAL MANAGEMENT, INC.

                                  By:      /s/ Aryeh Davis
                                           ---------------------------
                                  Name:    Aryeh Davis
                                  Title:   Chief Operating Officer, General
                                           Counsel and Secretary